Exhibit 99.1

OneConnect Announces First Quarter 2020 Unaudited Financial Results

Revenue Growth of 29.6% and Third-party Revenue Growth of 50.4% in the First Quarter

SHENZHEN, May 6, 2020 /BUSINESS WIRE/ — OneConnect Financial Technology Co., Ltd. (“OneConnect” or the “Company”) (NYSE: OCFT), a leading technology-as-a-service platform for financial institutions in China, today announced its unaudited financial results for the first quarter ended March 31, 2020.

First Quarter 2020 Financial Highlights

•                  Revenue increased 29.6% year over year to RMB581 million from RMB448 million.

•                  Revenue from third-party customers increased 50.4% year over year to RMB270 million from RMB179 million.

•                  Gross margin expanded to 34.8% from 28.5%; non-IFRS gross margin1 was 46.0%, as compared to 49.4% in the prior year period.

•                  Operating loss was RMB445 million, as compared to RMB460 million in the prior year period.

•                  Net loss attributable to shareholders was RMB415 million, versus RMB415 million in the prior year period.

•                  Net loss per share, basic and diluted, was RMB0.40, versus RMB0.44 in the prior year period.

	Three Months Ended March 31
In RMB’000, except percentages and per share amounts	2020	2019	YoY Change
Revenue
Revenue from Ping An Group	227,508	204,859	11.1%
Revenue from Lufax	83,399	63,924	30.5%
Revenue from third-party customers[2]	269,891	179,489	50.4%
Total	580,799	448,272	29.6%
Gross profit	201,843	127,691	58.1%
Gross margin	34.8%	28.5%
Non-IFRS gross margin[1]	46.0%	49.4%
Operating loss	-445,454	-460,365
Operating margin	-76.7%	-102.7%
Net loss to shareholders	-414,727	-415,234
Net loss per share, basic and diluted	-0.40	-0.44

1 For more details on this non-IFRS financial measure, please see the section entitled “Use of Unaudited Non-IFRS Financial Measures” and the table captioned “Reconciliations of IFRS and Non-IFRS Results (Unaudited)” set forth at the end of this press release.

2 Third-party customers refer to customers with revenue contribution of less than 5% of total. These customers are a key focus of the Company’s diversification strategy.

3 Some numbers do not add up due to rounding.

CEO and CFO Comments

Mr. Ye Wangchun, Chairman of the Board and Chief Executive Officer of OneConnect, commented, “OneConnect’s first quarter results demonstrated the strength and resilience of its platform amidst unprecedented challenges. We achieved revenue growth of close to 30% year over year, overcoming many of the disruptions caused by Covid-19. While some transaction activities did slow down, we believe the impact will only be temporary. The pandemic has led more financial institutions to rethink their IT strategies, accelerating demand for digitalization and interest in our cloud-based solutions. This was exemplified by the fact that revenue from third-party customers rose by 50%, exceeding our overall growth rate. Looking out at the coming year, the situation remains highly fluid. But we are optimistic that our team can continue to deliver strong support to our customers as well as strong results to our shareholders.”

Mr. Jacky Lo, Chief Financial Officer of OneConnect, added, “Our team has put in extra efforts to stay connected with our customers, to ensure their needs are met during these tough, uncertain times. Our performance in the first quarter attested to the trust that financial institutions placed in OneConnect and our technology. Gross profit grew by 58% year over year, driven by our ongoing strategy to optimize the product mix. Additionally, we maintained strict controls on spending. Operating loss narrowed to 76.7% of revenue from 102.7%. As China begins its path to recovery, we aim to continue expanding our base of premium customers and further deepen our relationships to drive top line growth, while maintaining diligence in cost management and propelling our company towards profitability.”

Operational Highlights

•                  Retail loans processed was RMB12.7 billion, as compared to RMB10.1 billion for the same period in the prior year.

•                  SME loans processed was RMB5.7 billion, as compared to RMB7.9 billion for the same period in the prior year.

•                  Number of fast claims checks was 995 thousand, as compared to 989 thousand for the same period in the prior year.

Revenue Breakdown

	Three Months Ended March 31
In RMB’000, except percentages	2020	2019	YoY Change
Implementation revenue	139,382	94,312	47.8%
Transaction-based and support revenue
Business origination services	180,577	176,827	2.1%
Risk management services	82,077	86,000	-4.6%
Operation support services	164,433	66,260	148.2%
Post-implementation support services	4,723	14,594	-67.6%
Others	9,607	10,279	-6.5%
Total	441,417	353,960	24.7%
Total	580,799	448,272	29.6%

Revenue for the first quarter of 2020 increased by 29.6% to RMB581 million from RMB448 million in the prior year period. As a breakdown, implementation revenue grew by 47.8% year-over-year to RMB139 million, as the Company more than doubled its base of premium customers last year, driving up the demand for new solutions and therefore implementation. Transaction-based and support revenue grew by 24.7% to RMB441 million, led by operational support services, reflecting an increase in uptake of solutions such as AI customer service and roadside assistance management module in auto insurance operations and services. Retail loan volume processed by the Company’s systems during the quarter rose to RMB12.7 billion from RMB10.1 billion. SME loans processed was RMB5.7 billion as compared to RMB7.9 billion. Total fast claims checks carried out during the quarter was 995 thousand as compared to 989 thousand in the prior year.

First Quarter 2020 Financial Results

Revenue

Revenue for the first quarter of 2020 increased by 29.6% to RMB581 million from RMB448 million in the prior year period, primarily driven by growth in revenue from third-party customers.

Cost of Revenue

Cost of revenue for the first quarter of 2020 was RMB379 million, compared to RMB321 million in the prior year period, led by business growth and the decreased amortization of intangible assets.

Gross Profit

Gross profit for the first quarter of 2020 increased by 58.1% to RMB202 million from RMB128 million in the prior year period. Gross margin expanded to 34.8% as compared with 28.5% in the prior year period, primarily due to the decrease in amortization of intangible assets as those related to application and platform relating to revenue generation contributed by Ping An Group at inception had been fully amortized by July 31, 2019. Non-IFRS gross margin was 46.0% in the first quarter of 2020, compared to 49.4% in the prior year period, primarily attributable to less revenue contribution from higher-margin risk management solutions and an increase in contribution from lower-margin implementation service. While our optimization of product mix may boost margin across different business lines, an increase in the revenue from lower margin business line will have a negative impact on our overall Non-IFRS gross profit margin. For a reconciliation of the Company’s non-IFRS gross margin to IFRS gross margin, its most comparable IFRS measure, please refer to “Reconciliation of IFRS and Non-IFRS Results (Unaudited).”

Operating Loss and Expenses

Total operating expenses for the first quarter of 2020 were RMB609 million, as compared with RMB523 million in the prior year period. As a percentage of revenue, total operating expenses decreased to 104.8% from 116.7%.

•                  Research and Development expenses for the first quarter of 2020 were RMB240 million, as compared with RMB269 million in the prior year period, reflecting delay in project investment and launch due to Covid-19. As a percentage of revenue, R&D expenses decreased to 41.3% from 60.0% in the prior year period, led by growth in business volume.

•                  Selling and Marketing expenses for the first quarter of 2020 were RMB156 million, as compared with RMB114 million in the prior year period, primarily due to increase in staffing cost as a result of sales team buildout and overseas expansion. As a percentage of revenue, selling and marketing expenses was 26.8%, as compared to 25.3% for the prior year period.

•                  General and Administrative expenses for the first quarter of 2020 were RMB193 million, as compared with RMB140 million in the prior year period, primarily due to increase in staffing cost and related office expenses as a result of overseas expansion. As a percentage of revenue, general and administrative expenses 33.2%, versus 31.1%.

Loss from operations for the first quarter of 2020 decreased to RMB445 million from RMB460 million for the prior year period. Operating loss margin was 76.7% as compared with 102.7% in the prior year period.

Net Loss

Net loss attributable to OneConnect’s shareholders was RMB415 million, similar to the level in the prior year period. Net loss attributable to OneConnect’s shareholders per basic and diluted share was RMB0.40, versus RMB0.44 for the prior year period.

For the quarter ended March 31, 2020, the Company’s weighted average number of shares used in calculating per share net loss was 1,040,200,493. Number of outstanding shares as of March 31, 2020 was 1,107,880,664.

Cash Flow

As of March 31, 2020, the Company had cash and cash equivalents of RMB1,563 million and financial assets at fair value through profit or loss of RMB1,005 million. For the quarter ended March 31, 2020, net cash used in operating activities was RMB589 million. Net cash generated from investing activities was RMB1,711 million, as scale of onshore borrowing using offshore pledge reduced and as a result restricted cash balance decreased. Net cash used in financing activities was RMB667 million, as scale of onshore borrowing using offshore pledge reduced and repayment of short-term loan increased.

Covid-19 Update

The emergence of a novel strain of coronavirus, later named Covid-19, has hit China and many other countries since December 2019. OneConnect’s operations have been affected by delays in project implementation, client interactions and general uncertainty surrounding the extent of lockdown imposed by various foreign countries. While the pandemic in China has begun to show signs of stabilizing, the outlook remains fluid elsewhere, and the impact on the global economy is hard to predict. As such, the full implications on OneConnect from Covid-19 remains uncertain at this point. The Company will continue to closely monitor the situation and is committed to supporting financial institutions throughout this period.

Conference Call Information

Date/Time	Tuesday, May 5, 2020 at 9:00 p.m., U.S. Eastern Time

Wednesday, May 6, 2020 at 9:00 a.m., Beijing Time

Dial-in Number	U.S.:	1-877-791-0217
	Hong Kong:	852-58030358
	China Domestic:	400-043-3098

Conference ID	9098186

An archived recording and the transcript of the conference call will be available at OneConnect’s investor relations website at ir.ocft.com.

About OneConnect

OneConnect is a leading technology-as-a-service platform for financial institutions in China. The Company’s platform provides cloud-native technology solutions that integrate extensive financial services industry expertise with market-leading technology. The Company’s solutions provide technology applications and technology-enabled business services to financial institutions. Together they enable the Company’s customers’ digital transformations, which help them increase revenue, manage risks, improve efficiency, enhance service quality and reduce costs.

Our technology-as-a-service platform strategically covers multiple verticals in the financial services industry, including banking, insurance and asset management, across the full scope of their businesses — from sales and marketing and risk management to customer services, as well as technology infrastructure such as data management, program development, and cloud services.

For more information, please visit ir.ocft.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s limited operating history in the technology-as-a-service for financial institutions industry; its ability to achieve or sustain profitability; the tightening of laws, regulations or standards in the financial services industry; the Company’s ability to comply with the evolving regulatory requirements in the PRC and other jurisdictions where it operates; its ability to maintain and enlarge the customer base or strengthen customer engagement; its ability to maintain its relationship with Ping An Group, which is its strategic partner, most important customer and largest supplier; its ability to compete effectively to serve China’s financial institutions; the effectiveness of its technologies, its ability to maintain and improve technology infrastructure and security measures; its ability to protect its intellectual property and proprietary rights; risks of defaults by borrowers under the loans for which the Company provided credit enhancement under its legacy credit management business; its ability to maintain or expand relationship with its business partners and the failure of its partners to perform in accordance with expectations; its ability to protect or promote its brand and reputation; its ability to timely implement and deploy its solutions; its ability to obtain additional capital when desired; disruptions in the financial markets and business and economic conditions; the Company’s ability to pursue and achieve optimal results from acquisition or expansion opportunities; the duration of the COVID-19 outbreak and its potential impact on the Company’s business and financial performance; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Use of Unaudited Non-IFRS Financial Measures

The unaudited consolidated financial information is prepared in accordance with International Financial Reporting Standards (IFRS). Non-IFRS measures are used in gross profit and gross margin, adjusted to exclude non-cash items, which consist of amortization of intangible assets recognized in cost of revenue, depreciation of property and equipment recognized in cost of revenue, and share-based compensation expenses recognized in cost of revenue. OneConnect’s management regularly review non-IFRS gross profit and non-IFRS gross margin to assess the performance of our business. By excluding non-cash items, these financial metrics allow OneConnect’s management to evaluate the cash conversion of one dollar revenue on gross profit. OneConnect uses these non-IFRS financial to evaluate our ongoing operations and for internal planning and forecasting purposes. OneConnect believes that non-IFRS financial information, when taken collectively, is helpful to investors because it provides consistency and comparability with past financial performance, facilitates period-to-period comparisons of results of operations, and assists in comparisons with other companies, many of which use similar financial information. OneConnect also believes that presentation of the non-IFRS financial measures provides useful information to its investors regarding its results of operations because it allows investors greater transparency to the information used by OneConnect’s management in its financial and operational decision making so that investors can see through the eyes of the OneConnect’s management regarding important financial metrics that the management uses to run the business as well as allowing investors to better understand OneConnect’s performance. However, non-IFRS financial information is presented for supplemental informational purposes only, and should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly-titled non-IFRS measures used by other companies. In light of the foregoing limitations, you should not consider non-IFRS financial measure in isolation from or as an alternative to the financial measure prepared in accordance with IFRS. Whenever OneConnect uses a non-IFRS financial measure, a reconciliation is provided to the most closely applicable financial measure stated in accordance with IFRS. You are encouraged to review the related IFRS financial measures and the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures. For more information on non-IFRS financial measures, please see the table captioned “Reconciliations of IFRS and non-IFRS results (Unaudited)” set forth at the end of this press release.

Contacts

Investor Relations:

Patricia Cheng

patricia.cheng@ocft.com

Media Relations:

Shenyi Zuo

zuoshenyi356@ocft.com

ONECONNECT

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	Three Months Ended March 31
	2020	2019
	RMB’000	RMB’000

Revenue	580,799	448,272
Cost of revenue	-378,956	-320,581
Gross profit	201,843	127,691

Research and development expenses	-239,602	-268,807
Selling and marketing expenses	-155,615	-113,553
General and administrative expenses	-192,959	-139,603
Net impairment losses on financial and contract assets	-20,722	-1,251
Other income, gains or loss-net	-38,399	-64,842
Operating loss	-445,454	-460,365

Finance income	27,607	33,064
Finance costs	-45,058	-49,629
Finance costs — net	-17,451	-16,565
Share of losses of associate	-3,639	-2,250
Loss before income tax	-466,544	-479,180

Income tax benefit/(expense)	33,456	62,374

Loss for the year	-433,088	-416,806

Loss attributable to:
- Owners of the Company	-414,727	-415,234
- Non-controlling interests	-18,361	-1,572

Other comprehensive income, net of tax
- Foreign currency translation differences	118,560	-111,573
- FV change of FVOCI	102	—
Total comprehensive loss for the year	-314,426	-528,379

Total comprehensive loss attributable to:
- Owners of the Company	-296,065	-526,807
- Non-controlling interests	-18,361	-1,572

Loss per share attributable to owners of the Company (expressed in RMB)
- Basic and diluted	-0.40	-0.44

ONECONNECT

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	March 31	December 31
	2020	2019
	RMB’000	RMB’000

ASSETS
Non-current assets
Property and equipment	278,695	314,505
Intangible assets	942,956	976,948
Deferred tax assets	455,856	423,786
Investment in associate	177,701	118,829
Financial assets at fair value through other comprehensive income	365,712	393,448
Contract assets	35,073	40,998
Total non-current assets	2,255,993	2,268,514

Current assets
Trade receivables	861,378	710,123
Contract assets	218,794	211,276
Prepayments and other receivables	495,264	528,277
Financial assets at fair value through profit or loss	1,005,317	1,690,967
Derivative financial assets	28,651	—
Restricted cash	2,431,442	3,440,289
Cash and cash equivalents	1,562,793	1,077,875
Total current assets	6,603,639	7,658,807
Total assets	8,859,632	9,927,321

EQUITY AND LIABILITIES
Equity
Share capital	74	73
Shares held for share option scheme	-88,280	-88,280
Other reserves	8,826,606	8,461,637
Accumulated losses	-4,418,045	-4,003,318
Equity attributable to equity owners of the Company	4,320,355	4,370,112

Non-controlling interests	132,068	150,429

Total equity	4,452,423	4,520,541

LIABILITIES
Non-current liabilities
Trade and other payables	408,319	420,873
Contract liabilities	14,854	12,700
Deferred tax liabilities	29,994	33,291
Total non-current liabilities	453,167	466,864

Current liabilities
Trade and other payables	1,122,273	1,075,576
Payroll and welfare payables	350,334	538,132
Contract liabilities	98,282	104,960
Short-term borrowings	2,381,885	3,218,566
Income tax payable	1,268	—
Derivative financial liabilities	—	2,682
Total current liabilities	3,954,042	4,939,916
Total liabilities	4,407,209	5,406,780

Total equity and liabilities	8,859,632	9,927,321

ONECONNECT

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended March 31
	2020	2019
	RMB’000	RMB’000

Net cash generated from / (used in) operating activities	-588,521	-603,265
Net cash generated from / (used in) investing activities	1,711,477	1,804,879
Net cash generated from / (used in) financing activities	-666,585	1,215,493
Net increase / (decrease) in cash and cash equivalents	456,371	2,417,107
Cash and cash equivalents at the beginning of the period	1,077,875	565,027
Effects of exchange rate changes on cash and cash equivalents	28,547	-7,646
Cash and cash equivalents at the end of period	1,562,793	2,974,488

ONECONNECT

RECONCILIATION OF IFRS AND NON-IFRS RESULTS

(Unaudited)

	Three Months Ended March 31
	2020	2019
	RMB’000	RMB’000

Gross profit	201,843	127,691
Gross margin	34.8%	28.5%
Non-IFRS adjustment
Amortisation of intangible assets recognized in cost of revenue	63,605	92,759
Depreciation of property and equipment recognized in cost of revenue	767	301
Share-based compensation expenses recognized in cost of revenue	709	610
Non-IFRS gross profit	266,924	221,361
Non-IFRS gross margin	46.0%	49.4%

Source: OneConnect Financial Technology Co., Ltd.